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DELOITTE &
   TOUCHE LLP
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                        155 East Broad Street          Telephone: (614) 221-1000
                        Columbus, Ohio 43215-3611      Facsimile: (614) 229-4647


February 2, 1998

To the Board of Directors of
Scioto Investment Company:

We have examined the investment accounts shown by the books and records of Scioto Investment Company for the period from the date of our last similar examination on October 31, 1997 to December 31, 1997. Our examination was made without prior notice to the Company. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

The Ohio Company, in addition to acting as custodian for Scioto Investment Company, is custodian for other customers. Agents of The Ohio Company hold, or account for by book entry, securities which are the responsibility of The Ohio Company through custodian or trust arrangements. Securities held by agents of The Ohio Company, while identified by such agents as being deposited by The Ohio Company, cannot be identified by such agents as to the specific customers of The Ohio Company who have securities included in such deposits.

The Ohio Company confirmed to us that the securities owned by Scioto Investment Company on December 31, 1997 were held for the account of The Ohio Company by The Depository Trust Company, as agent for The Ohio Company. We obtained a confirmation from the agent of the securities held for the account of The Ohio Company as of December 31, 1997. We reviewed The Ohio Company reconciliation of the agent confirmation to The Ohio Company's internal records, identifying securities held by the agent as a part of The Ohio Company's aggregate security position with the agent. We also reviewed The Ohio Company records which show the owners of the securities held by the agent for the account of The Ohio Company at December 31, 1997. We determined that the securities, identified by such records as the property of Scioto Investment Company were in agreement with The Ohio Company's records of securities owned at December 31, 1997. We also agreed an analysis of portfolio transactions recorded subsequent to June 30, 1997, the date of our last security examination performed pursuant to Rule 17f-1, in the investment accounts to supporting records and verified a sample of portfolio security transactions to supporting records and documentation.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of Scioto Investment Company, taken as a whole.

Yours truly,

/s/ Deloitte & Touche LLP

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DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL
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